FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.
Exact Name of Registrant as Specified in Charter

0000946812
Registrant CIK Number

Form 8-K, September 26, 2003, Series 2003-AC5

333-91334

SEP 3 0 2003

Name of Person Filing the Document
(If Other than the Registrant)



03033841

[TPW: NYLEGAL:172587.2] 17297-00143 09/25/03 03:57pm

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: _____

Name: Joseph Jurkowski

Title: Managing Director

Dated: September 26, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

New Issue Computational Materials

$589,218,132 (Approximately)

Asset-Backed Certificates,
Series 2003-AC5

Bear Stearns Asset Backed Securities, Inc.
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

September 25, 2003

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$200,835,000	34.08%	15.00%	5.250% Fixed (d)(e)	4.299	10/25/33	Aaa/AAA
A-2	$275,000,000	46.67%	15.00%	5.000% Fixed (d)(e)	4.299	10/25/33	Aaa/AAA
A-3	$25,000,000	4.24%	15.00%	Floater (d)(e)(f)	4.299	10/25/33	Aaa/AAA
A-4	(g)	(g)	15.00%	Inverse Floater (d)(e)(h)	4.299	10/25/33	Aaa/AAA
M-1	$39,772,000	6.75%	8.25%	5.250% Fixed (d)(e)	4.299	10/25/33	Aa2/AA
M-2	$35,353,000	6.00%	2.25%	Floater (d)(e)(i)	4.299	10/25/33	A2/A
B	$13,258,132	2.25%	0.00% (j)	Floater (d)(e)(k)	4.299	10/25/33	Baa2/BBB
Total	$589,218,132	100.00%					

Notes:
(a) The principal balance of each Class of Certificates is subject to a 10% variance.

(b) Prepayment Pricing Speed Assumption: 4% CPR building to 16% CPR in 12 months, and remaining constant at 16% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in September 2013.

(d) See Optional Redemption Definition.

(e) The Class A-1 Certificates and Class M-1 Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class A-3 Certificates will be subject to a cap equal to 8.00% (plus the amount of the Rate Increase, if any) a floor equal to 0.60%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-4 Certificates will be subject to a cap equal to 7.40% and a floor equal to 0.00%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-2, Class A-3 and Class A-4 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans, calculated based on an assumed certificate (the "Assumed Certificate") with a principal balance equal to the aggregate Certificate Principal Balance of the Class A-2 and Class A-3 Certificates and a fixed pass-through rate of 5.25% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.25% per annum (or, after the 20% Clean-Up Call Date, 5.75% per annum), the amount of the net wac shortfall which would occur with respect to the Assumed Certificate will be allocated among the Class A-2, Class A-3 and Class A-4 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class M-2 Certificates and Class B Certificates will be subject to a cap equal to the lesser of 11.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class A-3 Certificates will be a floating rate based on One Month LIBOR + 0.60% (per annum).

(g) The Class A-4 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-4 Certificates will accrue interest on their notional amount. The notional amount of the Class A-4 Certificates will be equal to the certificate balance of the Class A-3 Certificates.

(h) The pass-through rate for the Class A-4 Certificates will be an inverse floating rate based on 7.40% (per annum) minus One Month LIBOR.

(i) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + 2.00% (per annum).

(j) Credit Enhancement for the Class B Certificates will be available from the Overcollateralized Amount, which is expected to be 0.00% initially, growing to 1.25% of the original aggregate stated principal balance of the mortgage loans.

(k) The pass-through rate for the Class B Certificates will be a floating rate based on One Month LIBOR + 3.50% (per

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $589,218,132.
- The mortgage loans were primarily originated by CitiMortgage (approximately 13%), Greenpoint (approximately 16%), SunTrust (approximately 10%), and Waterfield (approximately 21%), with approximately fifty three other originators totaling approximately 40% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is final and based upon information as of September 1, 2003.

THE STRUCTURE

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A Certificates
The Class A-1 and Class A-2 Certificates will be fixed rate senior securities and the Class A-3 and Class A-4 Certificates will be floating rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates will be issued as fixed rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class B Certificates
The Class B Certificates will be issued as floating rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

Summary of Terms

Depositor: Bear Stearns Asset Backed Securities, Inc.

Seller: EMC Mortgage Corporation.

Master Servicer: Wells Fargo Bank Minnesota, National Association.

Servicers: EMC Mortgage Corp. (approximately 43%), Waterfield (approximately 43%), CitiMortgage (approximately 13%) and HSBC (approximately 1%).

Originators: Greenpoint (16%), Waterfield (21%), CitiMortgage (13%), SunTrust (10%) and approximately 53 others.

Sole Manager: Bear, Stearns & Co. Inc.

Trustee: JPMorgan Chase Bank

Cut-off Date: September 1, 2003

Closing Date: On or about September 30, 2003

Distribution Date: 25th day of each month (or the next business day), commencing in October 2003

Optional Redemption: At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in September 2013.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through interest rate on the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2 and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, 0.50% per annum for the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class M-1 Certificates, 3.00% per annum for the Class M-2 Certificates, and 5.25% for the Class B Certificates; or (B) on the Distribution Date in September 2013, 0.50% per annum for the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class M-1 Certificates, 3.00% per annum for the Class M-2 Certificates, and 5.25% for the Class B Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in September 2013, thereafter all net monthly excess cashflow will be paid to the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2 and Class B Certificates, pro rata, until their balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees and Master Servicing Fees.

Net WAC Rate: For each Distribution Date, with respect to the Class A-1 Certificates, Class M-1 Certificates, Class M-2 Certificates and Class B Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs. For each Distribution Date, with respect to the Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, the Net WAC Rate will be equal to the related pass-through rate determined without regard to the Net WAC Rate, reduced as follows. The reduction for the Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates will be based on an assumed certificate (the "Assumed Certificate") with a principal balance equal to the aggregate Certificate Principal Balance of the Class A-2 and Class A-3 Certificates and a fixed pass-through rate of 5.25% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.25% per annum (or, after the 20% Clean-Up Call Date, 5.75% per annum), the amount of the net wac shortfall which would occur with respect to the Assumed Certificate will be allocated among the Class A-2, Class A-3 and Class A-4 Certificates in proportion to their current entitlements to interest calculated without regard to this cap.

Pass-Through Rates: The pass-through rates for the Class A-1 Certificates and Class M-1 Certificates will be the lesser of the per annum fixed rates and the related Net WAC Rate. The pass-through rate for the Class A-2 Certificates will be the per annum fixed rate, subject to adjustment as described above under Net WAC Rate. The pass-through rate for the Class A-3 Certificates will be the per annum floating rate, subject to a cap of 8.0% per annum and a floor of 0.60% per annum, and subject to adjustment as described above under Net WAC Rate. The pass-through rate for the Class A-4 Certificates will be the per annum floating rate, subject to a cap of 7.40% per annum and a floor of 0.00% per annum, and subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class M-2 Certificates and Class B Certificates will be the least of (i) the per annum floating rates, (ii) 11.0% per annum and (iii) the related Net WAC Rate.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the offered certificates (other than the Class A-3 Certificates, Class A-4 Certificates, Class M-2 Certificates and Class B Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class A-3 Certificates, Class A-4 Certificates, Class M-2 Certificates and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

which a Distribution Date occurs (or with respect to the first accrual period, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the offered certificates (other than the Class A-3 Certificates, Class A-4 Certificates, Class M-2 Certificates and the Class B Certificates) based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class A-3 Certificates, Class A-4 Certificates, Class M-2 Certificates and the Class B Certificates based on a 360-day year and the actual number of days elapsed during the related accrual period.

Monthly Interest Distributable Amount:	For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.
Principal Payments:	On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.
Stated Principal Balance:	With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior Due Period.
Certificate Principal Balance:	With respect to any offered certificate as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein.
Principal Distribution Amount:	With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in September 2013, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

Principal Remittance Amount:	With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;

2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and

3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount:

For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow:

For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, on a pro rata basis;

2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;

3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates; and

4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2 and Class B Certificates will be paid on a pro rata basis.

Net Monthly Excess Cashflow:

1. Payment to the holders of the offered certificates (other than the Class A-4 Certificates) in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;

2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates and then to the Class B Certificates, to the extent not previously reimbursed;

3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;

4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates; and

5. Payment of any allocated realized loss amount to the holders of the Class B Certificates.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.
Allocation of Losses:	Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.
	Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to any class of Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.
Overcollateralization Increase Amount:	For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).
Overcollateralized Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).
Overcollateralization Release Amount:	With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Credit Enhancement:	• Subordination: Initially, 15.00% for the Class A Certificates; 8.25% for the Class M-1 Certificates, 2.25% for the Class M-2 Certificates; and the Overcollateralized Amount (0.00% initially, growing to 1.25%), for the Class B Certificates.
	• Overcollateralization Target Amount: 1.25% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

(1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly.

P&I Advances: The Servicers will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicer's advancing obligations.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Certificates and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Pool Principal Balance	$589,218,132
Average Balance	$188,369
Range of Balances	$20,439 - $1,994,003
WA Gross WAC	6.3262%
Range of Gross WAC	4.5000% - 10.2500%
WAM (mos)	340
WA Age (mos)	2
WA Original Term (mos)	337
Balloon / Fully Amortizing	2.91% / 97.09%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	694
Below 600	2.10%
600 to 619	2.49%
620 to 639	9.07%
640 to 659	12.04%
660 to 679	14.96%
680 to 699	16.52%
700 to 749	25.49%
750 and above	17.34%
Not Available	0.18%
LTV	
Weighted Average	74.49%
0.01% to 50.00%	8.14%
50.01% to 60.00%	7.22%
60.01% to 70.00%	15.17%
70.01% to 80.00%	47.97%
80.01% to 90.00%	13.94%
90.01% to 95.00%	6.45%
95.01% to 100.00%	1.11%
% with LTV's > 80%	21.50%
% of loans over 80% LTV with MI	96.11%
Insurance	
Conventional MI	20.66%
Non-MI	79.34%

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Property Type	
Single Family	67.19%
PUD	11.37%
Two to Four Family	14.90%
Condominium	5.30%
Manufactured Home	0.53%
Co-Op	0.25%
Townhouse	0.46%
Occupancy Status	
Owner Occupied	70.46%
Investor Property	27.97%
Second Home	1.57%
Loan Purpose	
Purchase Money	37.47%
Cash-Out Refinance	38.54%
Rate/Term Refinance	23.98%
Documentation Type	
Full/Alternative	30.29%
Stated Income	38.30%
Stated/Stated	4.34%
No Ratio	9.17%
No Income/No Asset	17.90%
Geographic Concentration	
California	31.71%
Northern CA	11.66%
Southern CA	20.04%
Florida	8.33%
Arizona	6.19%
Prepayment Penalties	
None	81.52%
6 Months	0.46%
1 Year	1.58%
2 Year	0.18%
3 Year	6.08%
5 Year	10.17%

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

<u>**Sample Pricing Scenario - Net Monthly Excess Cashflow (Basis Points)**</u>

Date	Excess (bps)
Oct-03	101
Nov-03	96
Dec-03	97
Jan-04	97
Feb-04	97
Mar-04	99
Apr-04	98
May-04	99
Jun-04	99
Jul-04	100
Aug-04	100
Sep-04	101
Oct-04	102
Nov-04	102
Dec-04	103
Jan-05	103
Feb-05	103
Mar-05	106
Apr-05	104
May-05	105
Jun-05	104
Jul-05	105
Aug-05	104
Sep-05	104
Oct-05	106
Nov-05	105
Dec-05	106
Jan-06	105
Feb-06	105
Mar-06	108
Apr-06	106
May-06	107
Jun-06	106
Jul-06	107
Aug-06	106
Sep-06	107
Oct-06	108
Nov-06	107

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

Date	Excess (bps)
Dec-06	108
Jan-07	107
Feb-07	108
Mar-07	111
Apr-07	108
May-07	109
Jun-07	108
Jul-07	110
Aug-07	109
Sep-07	109
Oct-07	110
Nov-07	109
Dec-07	110
Jan-08	109
Feb-08	109
Mar-08	111
Apr-08	109
May-08	110
Jun-08	109
Jul-08	110
Aug-08	109
Sep-08	109
Oct-08	110
Nov-08	109
Dec-08	110
Jan-09	109
Feb-09	109
Mar-09	112
Apr-09	109
May-09	110
Jun-09	109
Jul-09	110
Aug-09	110
Sep-09	110
Oct-09	110
Nov-09	110
Dec-09	111
Jan-10	110

BEAR STEARNS

Computational Materials: Final Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC5

Date	Excess (bps)
Feb-10	110
Mar-10	113
Apr-10	110
May-10	111
Jun-10	110
Jul-10	111
Aug-10	110
Sep-10	110
Oct-10	111
Nov-10	110
Dec-10	111
Jan-11	110
Feb-11	110
Mar-11	113
Apr-11	110
May-11	111
Jun-11	110
Jul-11	111
Aug-11	110
Sep-11	110
Oct-11	111
Nov-11	110
Dec-11	111
Jan-12	110
Feb-12	110
Mar-12	112

Bear Stearns & Co., Inc
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BSABS-03AC5 A3 (A3)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LIB		1.12000	1.12000	1.12000
Prepay		BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 99:20	Yield	1.878	1.866	1.904
	Mod. Duration	7.29	4.56	3.22
Price 99:24	Yield	1.861	1.838	1.865
	Mod. Duration	7.29	4.57	3.22
Price 99:28	Yield	1.844	1.811	1.826
	Mod. Duration	7.30	4.57	3.23
Price 100: 0	Yield	1.827	1.784	1.788
	Mod. Duration	7.31	4.57	3.23
Price 100: 4	Yield	1.810	1.756	1.749
	Mod. Duration	7.31	4.58	3.24
Price 100: 8	Yield	1.793	1.729	1.711
	Mod. Duration	7.32	4.58	3.24
Price 100:12	Yield	1.776	1.702	1.672
	Mod. Duration	7.33	4.59	3.24

Security	% of Orig. Bal	Face Value
BSABS-03AC5 A3 (A3)	100.00	25,000,000.00

Bear Stearns & Co., Inc

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BSABS-03AC5 A3 (A3)

09/26/2003
21:22
Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003

Pricing Date : 26-Sep-2003

Use Hist. Coupon

Use Actual Factor

Ending Factor Date: 09/09/9999

USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay	1M_LIB
1	BSABS-03AC5/P50 ACPR	1.12000
2	BSABS-03AC5/P100 ACPR	1.12000
3	BSABS-03AC5/P150 ACPR	1.12000

FASTrader
BSABS-03AC5 A2 (A2)

Bear Stearns & Co., Inc
spayrovi

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1	2	3
Prepay		BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 99:31+	Yield	5.078	5.019	4.997
	Mod. Duration	6.00	3.99	2.92
Price 100: 3+	Yield	5.057	4.988	4.954
	Mod. Duration	6.01	4.00	2.93
Price 100: 7+	Yield	5.036	4.957	4.912
	Mod. Duration	6.02	4.00	2.93
Price 100:11+	Yield	5.016	4.926	4.869
	Mod. Duration	6.02	4.01	2.93
Price 100:15+	Yield	4.995	4.895	4.827
	Mod. Duration	6.03	4.01	2.94
Price 100:19+	Yield	4.975	4.864	4.785
	Mod. Duration	6.03	4.02	2.94
Price 100:23+	Yield	4.954	4.833	4.743
	Mod. Duration	6.04	4.02	2.94

Security	% of Orig. Bal	Face Value
BSABS-03AC5 A2 (A2)	100.00	275,000,000.00

Bear Stearns & Co., Inc
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BSABS-03AC5 A2 (A2)

09/26/2003
21:07
Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003
Pricing Date : 26-Sep-2003
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay
1	BSABS-03AC5/P50 ACPR
2	BSABS-03AC5/P100 ACPR
3	BSABS-03AC5/P150 ACPR

FASTrader
BSABS-03AC5 B (B)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LIB		1.12000	1.12000	1.12000
Prepay		BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 99:20	Yield	5.081	4.995	5.053
	Mod. Duration	6.15	4.05	2.95
Price 99:24	Yield	5.061	4.964	5.011
	Mod. Duration	6.16	4.05	2.95
Price 99:28	Yield	5.040	4.933	4.968
	Mod. Duration	6.16	4.06	2.96
Price 100: 0	Yield	5.020	4.902	4.926
	Mod. Duration	6.17	4.06	2.96
Price 100: 4	Yield	5.000	4.871	4.884
	Mod. Duration	6.18	4.07	2.96
Price 100: 8	Yield	4.980	4.841	4.842
	Mod. Duration	6.18	4.07	2.97
Price 100:12	Yield	4.959	4.810	4.800
	Mod. Duration	6.19	4.08	2.97

Security	% of Orig. Bal	Face Value
BSABS-03AC5 B (B)	100.00	13,258,132.19

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BSABS-03AC5 B (B)

09/26/2003
21:36
Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003

Pricing Date : 26-Sep-2003

Use Hist. Coupon

Use Actual Factor

Ending Factor Date: 09/09/9999

USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay	1M_LIB
1	BSABS-03AC5/P50 ACPR	1.12000
2	BSABS-03AC5/P100 ACPR	1.12000
3	BSABS-03AC5/P150 ACPR	1.12000

Bear Stearns & Co., Inc
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BSABS-03AC5 M1 (M1)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario	1	2	3
	BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Prepay	8.182	4.935	3.416
Avg. Life			
Prin Start Date	10/25/03	10/25/03	10/25/03
Prin End Date	8/25/27	6/25/21	9/25/16
Loss	.00	.00	.00
Price 99: 5+ Yield	5.466	5.475	5.527
Mod. Duration	5.88	3.93	2.88
Price 99: 9+ Yield	5.445	5.443	5.483
Mod. Duration	5.89	3.93	2.88
Price 99:13+ Yield	5.424	5.412	5.440
Mod. Duration	5.89	3.94	2.89
Price 99:17+ Yield	5.402	5.380	5.397
Mod. Duration	5.90	3.94	2.89
Price 99:21+ Yield	5.381	5.348	5.353
Mod. Duration	5.91	3.94	2.89
Price 99:25+ Yield	5.360	5.316	5.310
Mod. Duration	5.91	3.95	2.90
Price 99:29+ Yield	5.339	5.285	5.267
Mod. Duration	5.92	3.95	2.90

Security	% of Orig. Bal	Face Value
BSABS-03AC5 M1 (M1)	100.00	39,772,000.00

Bear Stearns & Co., Inc

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FASTrader

BSABS-03AC5 M1 (M1)

09/26/2003

21:34

Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003

Pricing Date : 26-Sep-2003

Use Hist. Coupon

Use Actual Factor

Ending Factor Date: 09/09/9999

USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay
1	BSABS-03AC5/P50 ACPR
2	BSABS-03AC5/P100 ACPR
3	BSABS-03AC5/P150 ACPR

Bear Stearns & Co., Inc
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FASTrader
BSABS-03AC5 A1 (A1)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1	2	3
		BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Prepay				
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 100:7	Yield	5.289	5.210	5.165
	Mod. Duration	5.93	3.96	2.91
Price 100:11	Yield	5.268	5.178	5.122
	Mod. Duration	5.94	3.97	2.91
Price 100:15	Yield	5.247	5.147	5.080
	Mod. Duration	5.94	3.97	2.91
Price 100:19	Yield	5.226	5.116	5.037
	Mod. Duration	5.95	3.98	2.92
Price 100:23	Yield	5.205	5.085	4.995
	Mod. Duration	5.96	3.98	2.92
Price 100:27	Yield	5.185	5.054	4.952
	Mod. Duration	5.96	3.99	2.92
Price 100:31	Yield	5.164	5.023	4.910
	Mod. Duration	5.97	3.99	2.93

Security	% of Orig. Bal	Face Value
BSABS-03AC5 A1 (A1)	100.00	200,835,000.00

Bear Stearns & Co., Inc

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FASTrader

BSABS-03AC5 A1 (A1)

09/26/2003
20:53

Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003

Pricing Date : 26-Sep-2003

Use Hist. Coupon

Use Actual Factor

Ending Factor Date: 09/09/9999

USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay
1	BSABS-03AC5/P50 ACPR
2	BSABS-03AC5/P100 ACPR
3	BSABS-03AC5/P150 ACPR

FASTrader
BSABS-03AC5 A1 (A1)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1 BSABS-03AC5/P50 ACPR	2 BSABS-03AC5/P100 ACPR	3 BSABS-03AC5/P150 ACPR
Prepay				
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 100: 1+	Yield	5.318	5.253	5.224
	Mod. Duration	5.92	3.96	2.90
Price 100: 5+	Yield	5.297	5.221	5.181
	Mod. Duration	5.93	3.96	2.91
Price 100: 9+	Yield	5.276	5.190	5.138
	Mod. Duration	5.94	3.97	2.91
Price 100:13+	Yield	5.255	5.159	5.095
	Mod. Duration	5.94	3.97	2.91
Price 100:17+	Yield	5.234	5.128	5.053
	Mod. Duration	5.95	3.97	2.92
Price 100:21+	Yield	5.213	5.097	5.011
	Mod. Duration	5.95	3.98	2.92
Price 100:25+	Yield	5.192	5.065	4.968
	Mod. Duration	5.96	3.98	2.92

Security	% of Orig. Bal	Face Value
BSABS-03AC5 A1 (A1)	100.00	200,835,000.00

Bear Stearns & Co., Inc
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FASTrader
BSABS-03AC5 A1 (A1)

09/26/2003
21:02
Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003
Pricing Date : 26-Sep-2003
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999

USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay
1	BSABS-03AC5/P50 ACPR
2	BSABS-03AC5/P100 ACPR
3	BSABS-03AC5/P150 ACPR

FASTrader
BSABS-03AC5 A4 (A4)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LJB		1.12000	1.12000	1.12000
Prepay		BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 8: 4	Yield	78.248	68.302	57.857
	Mod. Duration	.96	.98	.99
Price 8: 8	Yield	76.694	66.770	56.345
	Mod. Duration	.98	1.00	1.01
Price 8:12	Yield	75.192	65.290	54.884
	Mod. Duration	1.00	1.02	1.03
Price 8:16	Yield	73.742	63.860	53.472
	Mod. Duration	1.02	1.04	1.05
Price 8:20	Yield	72.339	62.477	52.106
	Mod. Duration	1.04	1.05	1.07
Price 8:24	Yield	70.982	61.139	50.784
	Mod. Duration	1.06	1.07	1.09
Price 8:28	Yield	69.668	59.844	49.504
	Mod. Duration	1.08	1.09	1.11

Security	% of Orig. Bal	Face Value
BSABS-03AC5 A4 (A4)	100.00	25,000,000.00

Bear Stearns & Co., Inc
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BSABS-03AC5 A4 (A4)

Global Assumptions

Settlement Date : 30-Sep-2003
Pricing Date : 26-Sep-2003
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999

USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay		1M_LIB
1	BSABS-03AC5/P50 ACPR		1.12000
2	BSABS-03AC5/P100 ACPR		1.12000
3	BSABS-03AC5/P150 ACPR		1.12000

FASTrader
BSABS-03AC5 A1 (A1)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1	2	3
Prepay		BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 100:16+	Yield	5.239	5.135	5.064
	Mod. Duration	5.95	3.97	2.92
Price 100:20+	Yield	5.218	5.104	5.021
	Mod. Duration	5.95	3.98	2.92
Price 100:24+	Yield	5.198	5.073	4.979
	Mod. Duration	5.96	3.98	2.92
Price 100:28+	Yield	5.177	5.042	4.937
	Mod. Duration	5.96	3.99	2.93
Price 101: 0+	Yield	5.156	5.011	4.895
	Mod. Duration	5.97	3.99	2.93
Price 101: 4+	Yield	5.136	4.980	4.853
	Mod. Duration	5.98	4.00	2.93
Price 101: 8+	Yield	5.115	4.950	4.811
	Mod. Duration	5.98	4.00	2.94

Security	% of Orig. Bal	Face Value
BSABS-03AC5 A1 (A1)	100.00	200,835,000.00

Bear Stearns & Co., Inc
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FASTrader

BSABS-03AC5 A1 (A1)

09/26/2003
20:55
Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003
Pricing Date : 26-Sep-2003
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay
1	BSABS-03AC5/P50 ACPR
2	BSABS-03AC5/P100 ACPR
3	BSABS-03AC5/P150 ACPR

Bear Stearns & Co., Inc
spayrovi

FASTrader
BSABS-03AC5 M2 (M2)

Settlement Date: 9/30/2003   Valuation Date: 9/26/2003   Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LIB		1.12000	1.12000	1.12000
Prepay		BSABS-03AC5/P50 ACPR	BSABS-03AC5/P100 ACPR	BSABS-03AC5/P150 ACPR
Avg. Life		8.182	4.935	3.416
Prin Start Date		10/25/03	10/25/03	10/25/03
Prin End Date		8/25/27	6/25/21	9/25/16
Loss		.00	.00	.00
Price 99:20	Yield	3.424	3.379	3.425
	Mod. Duration	6.67	4.29	3.08
Price 99:24	Yield	3.406	3.350	3.385
	Mod. Duration	6.68	4.30	3.08
Price 99:28	Yield	3.387	3.321	3.344
	Mod. Duration	6.68	4.30	3.09
Price 100: 0	Yield	3.368	3.292	3.303
	Mod. Duration	6.69	4.31	3.09
Price 100: 4	Yield	3.350	3.263	3.263
	Mod. Duration	6.70	4.31	3.09
Price 100: 8	Yield	3.331	3.234	3.223
	Mod. Duration	6.70	4.32	3.10
Price 100:12	Yield	3.312	3.205	3.183
	Mod. Duration	6.71	4.32	3.10

Security	% of Orig. Bal	Face Value
BSABS-03AC5 M2 (M2)	100.00	35,353,000.00

Bear Stearns & Co., Inc

spayrovi

FASTrader

BSABS-03AC5 M2 (M2)

09/26/2003

21:36

Page 2 of 2

Global Assumptions

Settlement Date : 30-Sep-2003

Pricing Date : 26-Sep-2003

Use Hist. Coupon

Use Actual Factor

Ending Factor Date: 09/09/9999

USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.140	1.180	1.308	1.829	2.420	2.905	3.306	3.627	3.887
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.098	4.271	4.419	4.536	4.654	4.743	4.832	4.921	5.152	5.247

Specific Parameters

Scenario	Prepay	1M_LIB
1	BSABS-03AC5/P50 ACPR	1.12000
2	BSABS-03AC5/P100 ACPR	1.12000
3	BSABS-03AC5/P150 ACPR	1.12000